IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137

February 11, 2005

Abby Adams, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	IVAX Corporation Schedule TO-I, Amendment No. 1 Filed February 9, 2005

Dear Ms. Adams:

     As requested in the Staff’s comment letter dated February 11, 2005 regarding the above referenced filing this letter will acknowledge, on behalf of IVAX Corporation (the “Company”), that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This letter will also serve to advise that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company’s filing or in response to its comments on the Company’s filing.

Very truly yours,
/s/ Neil Flanzraich
Vice Chairman and President